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                        NEOGENESIS PHARMACEUTICALS, INC.
                               840 Memorial Drive
                               Cambridge, MA 02139

                                February 8, 2002

VIA EDGAR AND BY TELECOPIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 10549

         Re: NeoGenesis Pharmaceuticals, Inc. Form S-1 (File No. 333-73508)

Ladies and Gentlemen:

         NeoGenesis Pharmaceuticals, Inc., a Delaware corporation (the "COMPANY"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-73508), together with all amendments and exhibits thereto. The Company requests withdrawal of the Registration Statement because, due to market conditions, it does not intend at this time to continue to conduct the offering of shares of Common Stock contemplated in the Registration Statement. No shares of Common Stock of the Company have been or will be issued or sold under the Registration Statement.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawal upon request of the Registrant, the Commission consenting thereto."


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Securities and Exchange Commission
February 8, 2002
Page 2

         If you have any questions or comments or require further information or documentation, please do not hesitate to call the John J. Concannon III of Bingham Dana LLP at 617-951-8874 or Barry N. Hurwitz of Bingham Dana LLP at 617-951-8267.

                                             Sincerely,


                                             /s/ David M. Hunter
                                             ----------------------------
                                             David M. Hunter
                                             Chief Financial Officer